UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934


                      BRIA COMMUNICATIONS CORPORATION
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                              (Name of Issuer)


                     Class A Common Stock, par value $0.001
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                         (Title of Class of Securities)


                                   05564F 10 3
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                                 (CUSIP Number)


   Richard Lifschutz, 147-17 Newport Avenue, Neponsit, NY 11964 (718) 318-1535
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                January 30, 1997
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             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box (X ).



Check the following box if a fee is being paid with the statement ( ).

                                 SCHEDULE 13D/A
CUSIP No. 05564F-103                                         Page 1 of  3 Pages
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1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Canton Financial Services Corporation ("Canton")     87-0509512
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2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP     (A) (   )
                                                                   (B) ( X )
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3)  SEC USE ONLY

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4)  SOURCE OF FUNDS
                                                        OO
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5) CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEMS
2(d) or 2(E). [ ]

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6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Nevada
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                           7)  SOLE VOTING POWER               1,978,520
NUMBER OF
SHARES
BENEFICIALLY                ----------------------------------------------------
                           8)  SHARED VOTING POWER                -0-
OWNED BY
EACH                        ----------------------------------------------------
REPORTING                  9)  SOLE DISPOSITIVE POWER         1,978,520
PERSON WITH
                            ----------------------------------------------------
                           10)  SHARED DISPOSITIVE POWER          -0-

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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        1,978,520

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12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )
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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                          6.6%


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14)  TYPE OF REPORTING PERSON
                                                     CO

Item 1.  Security and Issuer

This schedule relates to Class A common stock, par value $0.001 per share, of BRIA Communications Corporation ("Common Stock"). BRIA Communications Corporation is a New Jersey corporation with principal executive offices at 406 West 31st Street, 13th Floor, New York, NY 10001 ("BRIA"). All shares issued herein are prior to BRIA's execution of a one for twenty reverse split.

Item 2.  Identity and Background

(a) This statement is filed by Canton Financial Services Corporation, a Nevada corporation ("Canton") and a wholly owned subsidiary of CyberAmerica Corporation, a Nevada corporation ("CyberAmerica"). CyberAmerica was previously known as Canton Industrial Corporation ("CIC") and filed its first Schedule 13D regarding the Common Stock of BRIA on September 23, 1993, and later filed a
Schedule 13D/A on January 3, 1995 regarding the same. CyberAmerica later filed another Schedule 13D/A on January 2, 1997 and January 24, 1997.

(b) The business address for Canton is 268 West 400 South Suite 300, Salt Lake City, Utah, 84101.

(c) The principal business of Canton is providing financial and business consulting services to various business entities.

(d) Canton has not been convicted in a criminal proceeding during the last five years.

(e) During the last five years Canton has not been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to a May 16, 1995 Consulting Agreement between BRIA and Canton, Canton provides business services to BRIA in exchange for compensation payable in either cash or Common Stock. Since the inception of these business services, Canton has received an aggregate of 2,585,464 shares of BRIA's Common Stock and its ownership interest has previously reflected an amount of at least 5%. However, through several business transactions and arrangements occurring in and around November 1996 and February 1997, Canton has transferred ownership of 606,944 shares of the aggregate. All Canton transactions concerning Common Stock are described below:

               On August 22, 1995, Canton received 342,931 shares of Common Stock as compensation for services rendered pursuant to the May 16, 1995 Consulting Agreement. This issuance reflected an ownership of 8.9% of the Common Stock then issued and outstanding.

               On January 3, 1996, Canton received an additional 197,190 shares of Common Stock as compensation for services rendered on behalf of BRIA. This additional issuance reflected an aggregate ownership position of 540,121 shares of Common Stock and resulted in a 10% ownership interest in BRIA.

               On February 7, 1996, Canton received 65,531 shares of Common Stock as compensation. This issuance reflected an aggregate ownership position of 605,652 shares of Common Stock and resulted in a 9% ownership interest in BRIA.

               On April 1, 1996, BRIA and Canton renewed the original May 16, 1995, Consulting Agreement and on April 24, 1996, Canton received 53,332 shares of Common Stock. This issuance reflected an aggregate ownership position of 658,984 shares of Common Stock and resulted in a 9% ownership interest in BRIA.

               On May 21, 1996, Canton received 11,814 shares of Common Stock as compensation for services rendered. This issuance reflected an aggregate ownership position of 670,698 shares of Common Stock and resulted in a 6.8% ownership interest in BRIA.

               On August 5, 1996, Canton received 161,954 shares of Common Stock as compensation for services rendered. This issuance reflected an aggregate ownership position of 832,752 shares of Common Stock and resulted in a 9.8% ownership interest in BRIA.

               On November 14, 1996, Canton received 521,944 shares of Common Stock as compensation for services rendered pursuant to its April 1, 1996 Consulting Agreement with BRIA. This last issuance created an aggregate of 1,354,696 shares owned by Canton and then resulted in an ownership interest of 10.9%. However, on that same date, Canton transferred 700,000 shares of Common Stock to an unrelated, private, foreign investor. Accordingly, Canton's ownership interest decreased to 5.3% as its aggregate then equaled 654,696 shares of Common Stock.

               On November 29, 1996, Canton transferred ownership of 520,944 shares to Park Street Investments,
               Inc.,  a  Utah  corporation,  ("Park  Street").  A
               separate transfer of 1,000 shares to a private individual resulted on the same date. Accordingly, as of November 29, 1996, Canton's ownership interest in BRIA became less than 2%, or 132,752 shares of Common Stock.

               On January 22, 1997, Canton canceled an Agreement with a private foreign investor and reclaimed its ownership of 700,000 shares of BRIA Common Stock . Accordingly, as of January 22, 1997, Canton's ownership interest in BRIA became 8.5% or 832,752 shares of Common Stock.

               On January 30, 1997, Canton received 312,364 shares of BRIA Common Stock as compensation for services rendered during the month of December 1996. Accordingly, as of January 30, 1997, Canton's ownership interest became 11.7% of the Common Stock then issued and outstanding or 1,145,116 shares of Common Stock.

               On or about February 7, 1997 Canton transferred 85,000 shares of BRIA Common Stock to Park Street. Accordingly as of February 7, 1997, Canton's ownership interest became 10.8% of the Common Stock then issued and outstanding or 1,060,116 shares of Common Stock.

               On April 10, 1997, Canton received 918,404 shares of BRIA Common Stock as compensation for services rendered during the months of October 1996, January 1997 and February 1997. Accordingly as of April 10, 1997 Canton's ownership interest became 6.6% or 1,978,520 shares of Common Stock.


         [THIS SPACE HAS BEEN INTENTIONALLY LEFT BLANK]

Item 4.  Purpose of Transaction

The following discussion states the purpose or purposes of the acquisition of securities of the issuer and describes any plans or proposals resulting in material transactions with the issuer.

Pursuant to an April 1, 1996 Consulting Agreement between BRIA and Canton, Canton provides business services including administrative and shareholder relations work. Canton also helps in finding appropriate business opportunities. Pursuant to this Agreement, Canton is entitled to compensation payable in either cash or shares of Common Stock, at BRIA's option. Since the inception of these business services, Canton has received an aggregate of 2,585,464 shares of Common Stock as compensation for services rendered pursuant to this Agreement.


Item 5.  Interest in Securities of the Issuer


(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover page.

(b) The powers each person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed herein.

(d) No person aside from the reporting persons listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following is a list of all contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer:

(a) Pursuant to the terms of a April 1, 1996, Consulting Agreement between the issuer and Canton, Canton provides business services to the issuer including administrative, and shareholder relations work. Canton also helps BRIA find appropriate business opportunities. BRIA is required to compensate Canton for these business services in either cash or shares of its Common Stock. As of April 10, 1997, an aggregate of 2,585,464 shares of Common Stock had been issued to Canton.


Item 7.  Material to Be Filed as Exhibits.



                 [THIS SPACE HAS BEEN INTENTIONALLY LEFT BLANK]

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Canton Financial Services Corporation

                                     /s/ Richard Surber
Date: May 21, 1997                   --------------------------
                                     Richard Surber, President


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).